

18001399

)N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING
Received

FEB 26 2018

WASH, D.C.

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SEC FILE NUMBER
8-37483

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BAC FLORIDA INVESTMENTS CORP.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2333 PONCE DE LEON BLVD. SUITE 700

(No. and Street)

CORAL GABLES   **FLORIDA**   **33134**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARIA E. NODAR, FINANCIAL & OPERATIONS PRINCIPAL   (305)523-6551

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP

(Name – *if individual, state last, first, middle name*)

6750 NORTH ANDREWS AVENUE SUITE #200   **FT. LAUDERDALE,**   **FLORIDA**   **33309**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARIA E. NODAR _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
BAC FLORIDA INVESTMENTS CORP. _____ , as
of DECEMBER 31, _____, 20 17 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
                                                Signature

                                FINANCIAL & OPERATIONS PRINCIPAL
                                                Title

_____ 2/21/18
     Notary Public

MIRIAM VENTURA
MY COMMISSION # FF 974493
EXPIRES: June 25, 2020
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAC FLORIDA INVESTMENTS CORP.

Coral Gables, Florida

(S.E.C. I.D. No. 8-37483)

STATEMENTS OF FINANCIAL CONDITION

December 31, 2017 and 2016

and

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BAC FLORIDA INVESTMENTS CORP.

Coral Gables, Florida

STATEMENTS OF FINANCIAL CONDITION

December 31, 2017 and 2016

CONTENTS

 **Crowe Horwath.**

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors of BAC Florida Investments Corp.
Coral Gables, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of BAC Florida Investments Corp. (the "Company") as of December 31, 2017 and 2016, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Crowe Horwath LLP

Crowe Horwath LLP

We have served as the Company's auditor since 2005.

Miami, Florida
February 12, 2018

BAC FLORIDA INVESTMENTS CORP.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2017 and 2016

	2017	2016
ASSETS		
Cash and due from banks	$ 5,150,344	$ 5,696,007
Deposits with clearing organization ($100,000 restricted)	881,291	1,092,770
Fixed assets, net	13,905	17,374
Prepaid expenses and other assets	71,462	98,082
	$ 6,117,002	$ 6,904,233
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 298,777	$ 237,639
Due to other brokers	-	1,385,631
Accrued commissions and other payables	55,323	28,938
Other liabilities	46,480	7,524
	400,580	1,659,732
Stockholders' Equity		
Common stock, $1 par value; 100,000 shares authorized, issued and outstanding	100,000	100,000
Additional paid in capital	1,965,026	1,965,026
Retained earnings	3,651,396	3,179,475
	5,716,422	5,244,501
	$ 6,117,002	$ 6,904,233

See accompanying notes to financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: BAC Florida Investments Corp. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is 98.5% owned by BAC Florida Bank (Parent Company). The Company offers securities transaction services to its customers. The Company clears all of its securities transactions on a fully-disclosed basis through Pershing LLC (Pershing), a subsidiary of The Bank of New York Mellon Company.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Due from Banks: The Company considers cash on hand and amounts due from depository institutions having an initial maturity of three months or less as cash and due from banks for purposes of the statement of cash flows.

Trading Securities: The Company may engage in trading activities for its own account. Securities that are held principally for resale in the near term are recorded at fair value with changes in fair value included in earnings. Interest and dividends are included in interest income.

Revenue Recognition: Securities transactions are recorded on a trade date basis.

Financial Instruments with Off-Balance-Sheet Risk: In the normal course of its business and under standard contract terms included in the correspondent agreement with its clearing firm, the Company has agreed to indemnify the clearing firm from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations under margin accounts. Such margin accounts had a balance of $3,450 at December 31, 2017 and $169,696 at December 31, 2016 respectively, and were fully secured by marketable securities under customary margin requirements. As such, Company management believes any loss exposure is not material, and accordingly, the Company has not recorded any contingent liability in its financial statements. Since its inception, the Company has not been required to make any payment under this indemnification provision. There were no unsettled customer trades at December 31, 2017 and 2016.

Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables and payables, and due to brokers), approximate their fair value because of the short maturity of the instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk: As of December 31, 2017 and 2016, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, money market accounts, time deposits and clearing deposits. The Company also engages in trading activities with various counterparties, mostly financial institutions in the United States. Management believes there is no significant risk of loss or counterparty risks on these financial instruments or transactions. Amounts due from depository institutions at year end 2017 and 2016 were $6,031,635 and $6,788,777

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Income Taxes: The Company is included in the consolidated federal and state income tax return of its Parent Company and its subsidiaries. The consolidated group of entities of the Parent Company follows a policy of allocating the U.S. consolidated tax liability among the participants generally in proportion to their contribution to the consolidated U.S. taxable income. Income tax expense is the total of current year income tax due or refundable (if any), and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. There were no material unrecognized tax positions at December 31, 2017 and 2016.

The Company is subject to U.S. federal income tax as well as income tax of the state of Florida. The Company is not subject to examination by taxing authorities for years prior to 2014.

Newly Issued and not yet Effective Accounting Standards: In May 2014 the FASB amended existing guidance related to revenue from contracts with customers. This amendment supersedes and replaces nearly all existing revenue recognition guidance, including industry-specific guidance, establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. In addition, this amendment specifies the accounting for some costs to obtain or fulfill a contract with a customer.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

These amendments are effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim periods with that reporting period. Early application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods with that period.

The amendments should be applied retrospectively to all periods presented or retrospectively with the cumulative effect recognized at the date of initial application. The Company's interest income is outside the scope of this amendment. The Company performed an assessment of commissions and other revenue streams that are within the scope of this amendment, and determined that the adoption of this amendment will not have a material effect on the Company's financial condition..

In February 2016, the FASB amended existing guidance that requires lessees recognize the following for all leases (with the exception of short-term leases) at the commencement date (1) A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis: and (2) A right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. These amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all entities upon issuance. Lessees (for capital and operating leases) and lessors (for sale-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statement. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The adoption of this standard is not expected to have a material effect on the Company's operating results or financial condition.

NOTE 2 - FULLY-DISCLOSED CLEARING AGREEMENT

The Company has a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At December 31, 2017 and 2016, the Company had $100,000 of cash on deposit to satisfy this requirement. Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

NOTE 3 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The carrying amounts which approximate the estimated fair value because of their short maturity of cash and due from banks and deposits with clearing organization amounting to $6,031,635 as of December 31, 2017 and $6,788,777 as of December 31, 2016, are considered Level 1 inputs.

The carrying amounts of accounts payable and accrued expenses, due to brokers, accrued commissions and other payables, and other liabilities, generally maturing within ninety days, approximate their fair value amounting to $400,580 as of December 31, 2017 and $1,659,732 as of December 31, 2016, are considered Level 1 inputs.

NOTE 4 - INCOME TAXES

As of December 31, 2017 and 2016 a net deferred tax asset amounting to $11,622 and $19,518 respectively arises from deferred rent expense which may be used to offset future taxable income in 2018. No valuation reserve was considered necessary at December 31, 2017 and 2016. The net deferred tax asset is included in prepaid expenses and other assets in the accompanying Statements of Financial Condition.

On December 22, 2017, the U.S. government enacted the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act includes significant changes to the U.S. corporate income tax system including a federal corporate rate reduction from 35% to 21%. A majority of the provisions in the Tax Act are effective January 1, 2018. The Company evaluated its deferred tax assets and deferred tax liabilities to account for the future impact of lower corporate tax rates on the deferred income taxes.

The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next 12 months. There were no interest or penalties recorded during the years ended December 31, 2017 or 2016 related to income tax matters.

NOTE 5 - RELATED PARTIES

In the ordinary course of business, the Company enters into transactions with its Parent Company and affiliates. Balances relating to such transactions were as follows:

	2017	2016
Assets:		
Cash and due from bank	$ 137,903	$ 1,190,331
Other assets	1,184	1,050
	$ 139,087	$ 1,191,381
Liabilities:		
Accounts payable and accrued expenses	$ 18,959	$ 1,475

The Company subleases office space from its Parent Company. The Parent Company allocates its rental costs to the Company based on square footage. The non-cancelable lease expires in May of 2022. Future estimated minimum lease payments are as follows:

2018	69,695
2019	71,792
2020	73,949
2021	76,166
2022	32,125
	$ 323,727

(continued)

NOTE 6 - CASH RESERVE COMPUTATION

The Company is exempt from the provisions of Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company was above its minimum net capital requirement for 2017 and 2016. At December 31, 2017, the Company's net capital as defined by Rule 15c3-1 totaled $5,625,357 which was $5,525,357 in excess of its minimum net capital requirement of $100,000. The Company's aggregate indebtedness to net capital ratio was .07 to 1 at December 31, 2017.

(continued)